COMMENTS RECEIVED ON 05/16/2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Total Bond Fund

POST-EFFECTIVE AMENDMENT NO. 410

1)

Fidelity SAI Total Bond Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%]. This arrangement will remain in effect through [_____ _, ____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

If the reimbursement is subject to reimbursement, the Staff requests we disclose the terms of recoupment in the footnote.

R:

The reimbursement described in the footnote is subject to recoupment and we have updated the footnote as follows (new disclosure underlined):

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%](the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_____ _, ____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

4)

“Fund Summary” (prospectus)

“Fee Table”

 “[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%]. This arrangement will remain in effect through [_____ _, ____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. Disclosure will be updated to include the termination date of the arrangement in the b-filing for the fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities.”

C:

Since the fund’s name includes “bond,” the Staff requests we revise the 80% policy to state that the fund invests 80% of its assets in bonds.

R:

The fund believes that the fund’s name and 80% policy are consistent with Rule 35d‐1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types. Accordingly, we respectfully decline to modify the disclosure as suggested.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using the Bloomberg Barclays U.S. Universal Bond Index as a guide in allocating assets across the investment-grade, high yield, and emerging market asset classes.”

C:

The Staff requests that we add a brief description of the index characteristics.

R:

The fund will add a section to the end of the Prospectus titled “Additional Information,” which states “Bloomberg Barclays U.S. Universal Bond Index represents the union of the Bloomberg Barclays U.S. Aggregate Bond Index, the Bloomberg Barclays U.S. Corporate High Yield Bond Index, the Bloomberg Barclays 144A Bond Index, the Bloomberg Barclays Eurodollar Bond Index, the Bloomberg Barclays Emerging Markets Aggregate USD Bond Index, and the non-ERISA portion of the Bloomberg Barclays U.S. CMBS Index. Municipal debt, private placements, and non-dollar-denominated issues are excluded from the index. The only constituent of the index that includes floating-rate debt is the Bloomberg Barclays Emerging Markets Aggregate USD Bond Index.”

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund is actively-managed.

R:

The “Investment Details” section of the Prospectus explains that the Adviser allocates the fund’s assets across various types of debt securities, only referencing an index as a reference point with respect to interest rate risk. The fund believes that this is adequate disclosure that the fund is actively managed.

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose if the fund will invest in mortgage‐backed securities and/or asset‐backed securities and, if so, add corresponding risks.

R:

The first Principal Investment Strategy is “Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities.” In the Description of Principal Security Types section of the Prospectus, the fund states “Debt securities include… mortgage and other asset-backed securities….” In the Statement of Additional Information, the fund provides a paragraph regarding the risks of investing in Asset-Backed Securities and a separate paragraph regarding the risks of investing in Mortgage Securities. Therefore the fund feels that its disclosure is sufficient.

9)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the fund may invest in below investment-grade asset-backed securities and/or mortgage-backed securities, the Staff requests we disclose how much the fund may invest in these types of securities.

R:

The fund states in that it invests “up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).” Therefore the fund feels that it has appropriately disclosed its exposure to these types of securities.

10)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Managing the fund to have similar overall interest rate risk to the index.”

C:

The Staff requests we disclose the approximate duration of the index as of a recent date.

R:

We are not aware of a requirement to disclose the duration of a third party index. We believe the description provided for the fund’s Bloomberg Barclays U.S. Universal Bond Index (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

11)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets across different asset classes, market sectors, and maturities.”

C:

The Staff requests we disclose the maturity policy of the fund, or that the fund may invest in bonds of any maturity.

R:

Each fund believes that the disclosure accurately reflects its investment strategy as it relates to allocating its assets to securities with different maturities.

12)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

13)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosures are appropriate.

14)

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N‐1A, Item 5(b), Instruction 2.